SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 4)(1)

                              UNITED CAPITAL CORP.
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                                (Name of issuer)

                          COMMON STOCK, $.10 PAR VALUE
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                         (Title of class of securities)

                                   909912 10 7
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                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 October 6, 1998
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             (Date of event which requires filing of this statement)

                  If the  filing  person has  previously  filed a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

                  Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

                           Note.  six copies of this  statement,  including  all
exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)
--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 909912 10 7                  13D                   Page 2 of 6  Pages
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================================================================================
      1         NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                     A. F. PETROCELLI
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      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
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      3         SEC USE ONLY

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      4         SOURCE OF FUNDS*

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      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
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      6         CITIZENSHIP OR PLACE OR ORGANIZATION

                        U.S.A.
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  NUMBER OF         7       SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,998,651**
  OWNED BY
    EACH
  REPORTING
 PERSON WITH
                ----------------------------------------------------------------
                    8       SHARED VOTING POWER

                              -0-
                ----------------------------------------------------------------
                    9       SOLE DISPOSITIVE POWER

                              2,998,651**
                ----------------------------------------------------------------
                   10       SHARED DISPOSITIVE POWER

                              -0-
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     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      2,998,651**
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      56.4%
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     14         TYPE OF REPORTING PERSON*

                      IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**Includes presently exercisable options to purchase an aggregate of 149,127 shares of Common Stock.

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CUSIP No. 909912 10 7                  13D                   Page 3 of 6  Pages
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================================================================================
      1         NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                    BEVERLY PETROCELLI
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OR ORGANIZATION

                      U.S.A.
--------------------------------------------------------------------------------
  NUMBER OF       7        SOLE VOTING POWER
   SHARES
BENEFICIALLY                   500,000
  OWNED BY
    EACH
  REPORTING
 PERSON WITH
                ----------------------------------------------------------------
                  8        SHARED VOTING POWER

                               -0-
                ----------------------------------------------------------------
                  9        SOLE DISPOSITIVE POWER

                               500,000
                ----------------------------------------------------------------
                 10        SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                       500,000
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       9.7%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                       IN
================================================================================

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CUSIP No. 909912 10 7                  13D                   Page 4 of 6  Pages
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                                  SCHEDULE 13D

                                (Amendment No. 4)

                                 relating to the

                          Common Stock, $.10 par value

                                       of

                              United Capital Corp.


                  This Amendment No. 4 amends the Schedule 13D dated January 20, 1994, (the "Schedule 13D"), filed by A.F. Petrocelli ("Mr. Petrocelli") and his wife, Beverly Petrocelli ("Mrs. Petrocelli"). This Amendment No. 4 reflects the sale of 50,000 shares of Common Stock, $.10 par value (the "Common Stock") of United Capital Corp. (the "Issuer") and the exercise of options to purchase 50,000 shares of Common Stock by Mr. Petrocelli. In addition, the Schedule 13D reflects the fact that options to purchase 74,127 shares of Common Stock granted to Mr. Petrocelli in June 1997 are now exercisable. The Schedule 13D does not reflect the grant of options to purchase (i) an additional 148,254 shares of Common Stock to Mr. Petrocelli in June 1997 or (ii) 300,000 shares of Common Stock to Mr. Petrocelli in June 1998, since none of such options are exercisable within 60 days of November 13, 1998. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D. The items specified below are hereby amended and supplemented as specified herein.


                  Item 5. Interest in  Securities  of the Issuer.  Item 5 of the
Schedule 13D is hereby amended and supplemented by adding the following:

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CUSIP No. 909912 10 7                  13D                   Page 5 of 6  Pages
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                  On June 18, 1998,  options to purchase 74,127 shares of Common
Stock held by Mr. Petrocelli became exercisable.

                  On October 6, 1998, Mr. Petrocelli sold 50,000 shares of Common Stock for $20.00 per share and on October 26, 1998, Mr. Petrocelli exercised options to purchase 50,000 shares at an exercise price of $11.00 per share.

                  As a result of these transactions Mr. Petrocelli is the direct beneficial owner of 2,998,651 shares of Common Stock including presently exercisable options, to purchase 149,127 shares of Common Stock, representing approximately 56.4% of the outstanding Common Stock of the Issuer. Such percentage is based upon the amount of outstanding Common Stock of the Issuer as reported in its Form 10-Q for the nine months ended September 30, 1998 (5,170,147 shares of Common Stock). Such amount does not include shares held by Mrs. Petrocelli and the adult children and grandchildren of Mr. Petrocelli. Mrs. Petrocelli is the direct beneficial owner of 500,000 shares of Common Stock representing approximately 9.7% of the outstanding Common Stock of the Issuer. Such percentage is based upon the amount of outstanding Common Stock of the Issuer as reported in its Form 10-Q for the nine months ended September 30, 1998. Such amount does not include shares held by Mr. Petrocelli and the adult children or grandchildren of Mrs. Petrocelli.

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CUSIP No. 909912 10 7                  13D                   Page 6 of 6  Pages
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                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 18, 1998


                                         /s/ A. F. Petrocelli
                                         ---------------------------------------
                                         A.F. Petrocelli



                                         /s/  Beverly Petrocelli
                                         ---------------------------------------
                                         Beverly Petrocelli